Exhibit 1(c)

                    DESCRIPTION OF NEW DISNEY CAPITAL STOCK

  The summary of the terms of the stock of New Disney set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the New Disney Certificate and the New Disney Bylaws.

AUTHORIZED CAPITAL STOCK

  Under the New Disney Certificate, the total number of shares of all classes of stock that New Disney has authority to issue is 1,300,000,000 shares, of which 1,200,000,000 are shares of New Disney Common Stock (par value $.01 per share) and 100,000,000 are shares of New Disney Preferred Stock (par value $.01 per share).

  The additional shares of authorized stock available for issuance by New Disney might be issued at such times and under such circumstances as to have a dilutive effect on earnings per share and on the equity ownership of the holders of New Disney Common Stock. The ability of the New Disney Board of Directors to issue additional shares of stock could enhance the New Disney Board of Directors' ability to negotiate on behalf of the stockholders in a takeover situation and also could be used by the New Disney Board of Directors to make a change in control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management.

COMMON STOCK

  Holders of New Disney Common Stock will be entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of New Disney Preferred Stock, the holders of such shares will possess all voting power. The New Disney Certificate does not provide for cumulative voting for the election of directors. Thus, under the DGCL, the holders of more than one-half of the outstanding shares of New Disney Common Stock generally will be able to elect all the directors of New Disney then standing for election and holders of the remaining shares will not be able to elect any director.

  Subject to any preferential rights of any series of New Disney Preferred Stock, holders of shares of New Disney Common Stock will be entitled to receive dividends on such stock out of assets legally available for distribution when, as and if authorized and declared by the New Disney Board of Directors and to share ratably in the assets of New Disney legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up.

  Holders of New Disney Common Stock will have no preferences, preemptive, conversion or exchange rights.

PREFERRED STOCK

  The New Disney Board of Directors is authorized to issue shares of New Disney Preferred Stock, in one or more series, and to fix for each such series the number of shares thereof and voting powers and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as are permitted by the DGCL. The New Disney Board of Directors could authorize the issuance of shares of New Disney Preferred Stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of shares of New Disney Common Stock might believe to be in their best interests or in which such holders might receive a premium for their shares of stock over the then market price of such shares. As of the date hereof, no shares of New Disney Preferred Stock are outstanding and the New Disney Board of Directors has no present intention to issue any shares of New Disney Preferred Stock after the Effective Time.

  In connection with the New Disney Rights Plan, the New Disney Certificate provides for the issuance of a series of shares of New Disney Preferred Stock designated as the Series R Preferred Stock (the "Series R Preferred Stock"). A description of the terms of the Series R Preferred Stock is set forth below under "--Preferred Stock Purchase Rights."

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PREFERRED STOCK PURCHASE RIGHTS

  In November 1995, New Disney adopted the New Disney Rights Plan and in connection therewith entered into the New Disney Rights Agreement. To implement the New Disney Rights Plan, the New Disney Board of Directors authorized the issuance of one New Disney Right for each share of New Disney Common Stock issued at or following the Effective Time and until the earlier of the Distribution Date (as defined in the New Disney Rights Agreement), or on the date on which the New Disney Rights expire or are redeemed.

  Each New Disney Right entitles the registered holder to purchase from New Disney one one-hundredth (1/100) of a share of Series R Preferred Stock at an initial Purchase Price of $350.00, subject to adjustment. The terms and conditions of the New Disney Rights are contained in the New Disney Rights Agreement.

  Until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 25% or more of the outstanding New Disney Common Stock (the "Stock Acquisition Date") or (ii) a date fixed by the New Disney Board of Directors which is not later than the nineteenth business day after the commencement by any person or group of, or the first public announcement of the intent of any person or group to commence, a tender or exchange offer which would result in that person or group owning 25% or more of the outstanding New Disney Common Stock, the New Disney Rights will be represented by and transferred only with the New Disney Common Stock.

  The New Disney Rights are not exercisable until the Distribution Date. The New Disney Rights will expire at the close of business on June 30, 1999, unless redeemed earlier as described below.

  The Series R Preferred Stock will be nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of New Disney Preferred Stock, subordinate to all other series of New Disney Preferred Stock. The Series R Preferred Stock may not be issued except upon exercise of the New Disney Rights. Each share of Series R Preferred Stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on the New Disney Common Stock. In addition, the Series R Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the New Disney Common Stock, in like kind. In the event of liquidation, the holders of Series R Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100.00 per share or 100 times the liquidation payment made per share of New Disney Common Stock. Each share of Series R Preferred Stock will have 100 votes, subject to adjustment, voting together with the New Disney Common Stock and not as a separate class unless otherwise required by law or the New Disney Certificate. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Series R Preferred Stock will be entitled to receive 100 times the amount received per share of New Disney Common Stock. The rights of the Series R Preferred Stock as to dividends, voting rights and liquidation are protected by antidilution provisions.

  The Purchase Price payable and the number of shares of Series R Preferred Stock or other securities or property issuable upon exercise of the New Disney Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series R Preferred Stock, (ii) upon the grant to holders of the Series R Preferred Stock of certain rights or warrants to subscribe for Series R Preferred Stock or convertible securities at less than the current market price of the Series R Preferred Stock or (iii) upon the distribution to holders of the Series R Preferred Stock of evidences of indebtedness or assets (excluding regular cash dividends and dividends payable in Series R Preferred Stock) or of subscription rights or warrants.

  If (i) any person becomes the beneficial owner of 25% or more of the then outstanding shares of New Disney Common Stock, other than pursuant to a purchase or series of related purchases of shares of New Disney Common Stock that the New Disney Board of Directors, taking into account the long-term value of New Disney and all other factors that the New Disney Board of Directors considers relevant, determines to be fair to and

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otherwise in the best interests of the holders of New Disney Common Stock (a
"Permitted Transaction"), or (ii) any Acquiring Person or any of its affiliates or associates engages in one or more "self-dealing" transactions as described in the New Disney Rights Agreement, then each holder of a New Disney Right, other than the Acquiring Person, will have the right to receive, upon payment of the Purchase Price, in lieu of Series R Preferred Stock, a number of shares of New Disney Common Stock having a market value equal to twice the Purchase Price. To the extent that insufficient shares of New Disney Common Stock are available for the exercise in full of the New Disney Rights, holders of New Disney Rights will receive upon exercise shares of New Disney Common Stock to the extent available and then cash, property or other securities of New Disney (which may be accompanied by a reduction in the Purchase Price), in proportions determined by New Disney, so that the aggregate net value received is equal to twice the Purchase Price. New Disney Rights are not exercisable following the acquisition of shares of New Disney Common Stock by an Acquiring Person as described in this paragraph until the expiration of the period during which the New Disney Rights may be redeemed as described below. Notwithstanding the foregoing, after the occurrence of an event described in the first sentence of this paragraph, New Disney Rights that are (or, under certain circumstances, New Disney Rights that were) beneficially owned by an Acquiring Person will be null and void.

  Unless the New Disney Rights are redeemed earlier, if, after the Stock Acquisition Date, New Disney is acquired in a merger or other business combination (in which New Disney is not the surviving corporation or in which any shares of New Disney Common Stock are converted or exchanged) or more than 50% of the assets or earning power of New Disney and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, the New Disney Rights Agreement provides that proper provision shall be made so that each holder of record of a New Disney Right will from and after that time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which has a market value at the time of such transaction equal to twice the Purchase Price.

  Fractions of shares of Series R Preferred Stock may, at the election of New Disney, be evidenced by depositary receipts. New Disney may also issue cash in lieu of fractional shares of Series R Preferred Stock which are not integral multiples of one one-hundredth of a share.

  At any time until ten days following the Stock Acquisition Date (subject to extension by the New Disney Board of Directors), the New Disney Board of Directors may cause New Disney to redeem the New Disney Rights in whole, but not in part, at a price of $.01 per New Disney Right, subject to adjustment to reflect any stock split, stock dividend or similar transaction. Immediately upon the action of the New Disney Board of Directors authorizing redemption of the New Disney Rights, the right to exercise the New Disney Rights will terminate, and the holders of the New Disney Rights will only be entitled to receive the redemption price without any interest thereon.

  As long as the New Disney Rights are redeemable, New Disney may, except with respect to the redemption price, the number of one one-hundredths of a share of Series R Preferred Stock for which a New Disney Right is exercisable, or the date of expiration of the New Disney Rights, amend the New Disney Rights in any manner, including an amendment to extend the time period in which the New Disney Rights may be redeemed. At any time when the New Disney Rights are not redeemable, New Disney may amend the New Disney Rights in any manner, subject to the foregoing exceptions and except for the time period during which the New Disney Rights may be redeemed, that does not adversely affect the interests of holders of the New Disney Rights as such.

  Until a New Disney Right is exercised, the holder, as such, will have no rights as a stockholder of New Disney, including without limitation the right to vote or to receive dividends.

  The New Disney Rights have certain anti-takeover effects. The New Disney Rights will cause substantial dilution to a person or group that attempts to acquire, or merge with, New Disney without conditioning the offer on the New Disney Rights being rendered inapplicable.

TRANSFER AGENT AND REGISTRAR

  The principal transfer agent and registrar for New Disney Common Stock will be New Disney.


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CERTAIN ANTITAKEOVER EFFECTS OF NEW DISNEY CERTIFICATE, NEW DISNEY BYLAWS AND
DELAWARE LAW

  General. Certain provisions of the New Disney Certificate, the New Disney Bylaws and the DGCL may have the effect of impeding the acquisition of control of New Disney by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by the New Disney Board of Directors.

  The provisions of the New Disney Certificate, the New Disney Bylaws and the DGCL described below are designed to reduce, or have the effect of reducing, the vulnerability of New Disney to an unsolicited proposal for the restructuring or sale of all or substantially all of the assets of New Disney or an unsolicited takeover attempt which is unfair to New Disney stockholders. The summary of such provisions set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the New Disney Certificate, the New Disney Bylaws and the DGCL.

  Other than the adoption of a stockholder rights plan, the New Disney Board of Directors has no present intention to introduce additional measures which might have an antitakeover effect. The New Disney Board of Directors, however, expressly reserves the right to introduce such measures in the future.

  Classified Board; Removal of Directors. The New Disney Certificate provides that its Board of Directors shall consist of not less than nine nor more than 21 directors, with the exact number of directors to be determined from time to time by the New Disney Board of Directors. The New Disney Certificate further provides that the New Disney Board of Directors be divided into three classes, and, after an initial term, each director will be elected for a three-year term. See "MANAGEMENT OF NEW DISNEY--Directors."

  The New Disney Certificate provides that directors may only be removed for cause upon the affirmative vote of the holders of a majority of the outstanding shares of New Disney then entitled to vote generally in the election of directors.

  Business Combinations. Section 203 of the DGCL restricts a wide range of transactions ("business combinations") between a corporation and an interested stockholder. An "interested stockholder" is, generally, any person who beneficially owns, directly or indirectly, 15% or more of the corporation's outstanding voting stock. Business combinations are broadly defined to include
(i) mergers or consolidations with, (ii) sales or other dispositions of more than 10% of the corporation's assets to, (iii) certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to, (iv) certain transactions which would result in increasing the proportionate share of stock of the corporation or any subsidiary owned by, or
(v) receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by, an interested stockholder.
Section 203 provides that an interested stockholder may not engage in a business combination with the corporation for a period of three years from the time of becoming an interested stockholder unless (i) the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder prior to the time such person became an interested stockholder; (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation's voting stock (excluding shares owned by persons who are officers and also directors and shares owned by certain employee stock plans); or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. The restrictions on business combinations with interested stockholders contained in Section 203 do not apply to a corporation whose certificate of incorporation contains a provision expressly electing not to be governed by the statute. The New Disney Certificate does not contain a provision electing to "opt-out" of Section 203.

  Supermajority Requirements. In addition to the requirements of Section 203 of the DGCL, the New Disney Certificate provides that the affirmative vote of four-fifths of the outstanding stock of New Disney entitled to vote shall be required for (i) any merger or consolidation to which New Disney, or any of its subsidiaries, and an Interested Person (as defined below) are parties;
(ii) any sale or other disposition by New Disney, or any of its subsidiaries, of all or substantially all of its assets to an Interested Person; (iii) any purchase or other acquisition by New Disney, or any of its subsidiaries, of all or substantially all of the assets or stock of an

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Interested Person; and (iv) any other transaction with an Interested Person which requires the approval of the stockholders of New Disney under the DGCL; unless, in each case, any such transaction is authorized by a resolution of the New Disney Board of Directors which is approved by board members, provided that the majority of the members approving such transaction were duly elected and acting members of the New Disney Board of Directors prior to the date that the person, firm or corporation, or any group thereof, with whom such transaction is proposed, became an Interested Person. An "Interested Person" is any person, firm or corporation, or any group thereof, acting or intending to act in concert, including any person directly or indirectly controlling or controlled by or under direct or indirect common control with such person, firm or corporation or group, which owns of record or beneficially, directly or indirectly, five percent (5%) or more of any class of voting securities of New Disney.

  Special Meetings; Prohibition of Actions by Written Consent. Pursuant to the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The New Disney Certificate provides that special meetings of stockholders may only be called by the New Disney Board of Directors, the Chairman of the New Disney Board of Directors, or the President of New Disney. In addition, the New Disney Certificate provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting, and may not be taken by a written consent of the stockholders.

  Rights Plan. In November 1995, New Disney adopted the New Disney Rights Plan. The New Disney Rights have certain anti-takeover effects. The New Disney Rights will cause substantial dilution to a person or group that attempts to acquire, or merge with, New Disney without conditioning the offer on the New Disney Rights being rendered inapplicable. A description of the New Disney Rights is set forth under "DESCRIPTION OF NEW DISNEY CAPITAL STOCK--Preferred Stock Purchase Rights."

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